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[LOGO - IPSCO]                                                  NEWS RELEASE

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FOR IMMEDIATE RELEASE

                     IPSCO EXPECTS PROFITABLE FIRST QUARTER

[LISLE, ILLINOIS] [March 21, 2003] -- IPSCO Inc. (NYSE/TSX: IPS) reiterated today that although earnings for the first quarter will be restrained by high energy and scrap costs and weak demand for steel mill products, it expects to remain profitable. IPSCO reported a net loss attributable to common shareholders of $3.4 million or 8 cents per diluted share for the first quarter of 2002. IPSCO's first quarter 2003 results will be released on Thursday, April 24, 2003.

On February 10, 2003 IPSCO warned investors that the consensus analyst estimates of $0.21 per share for the first quarter of 2003 were "significantly higher than current conditions would warrant."

"Continued soft business conditions in our industrial markets and overall uncertainty in the economy have constrained steel mill product demand," said David Sutherland, President and Chief Executive Officer. "In addition, significant increases in natural gas prices and scrap cost increases have squeezed margins in a market characterized by flat pricing at best."

"On a positive note, our Canadian energy tubular sales are strong. The active rig count in Canada has remained high because of favorable weather and it appears results could remain good depending on when spring breakup occurs. While the active rig count in the United States has gone up recently, drilling rates and sales results have continued to lag expectations normally associated with high energy prices," concluded Sutherland.

For further information on IPSCO, please visit the company's web site at WWW.IPSCO.COM.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING INFORMATION WITH RESPECT TO IPSCO'S OPERATIONS AND BELIEFS. ACTUAL RESULTS MAY DIFFER FROM THESE FORWARD LOOKING STATEMENTS DUE TO NUMEROUS FACTORS, INCLUDING WEATHER CONDITIONS, DRILLING RIG AVAILABILITY, DEMAND FOR OIL AND GAS, ENERGY COSTS, SCRAP PRICING, DEMAND FOR AND PRICES FOR PRODUCTS PRODUCED BY THE COMPANY, PRODUCTION LEVELS, AND GENERAL ECONOMIC TRENDS. THESE AND OTHER FACTORS ARE OUTLINED IN IPSCO'S REGULATORY FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THOSE ON IPSCO'S ANNUAL REPORT FOR 2001, ITS MD&A, PARTICULARLY AS DISCUSSED UNDER THE HEADING "BUSINESS RISKS AND UNCERTAINTIES", AND FORM 40-F.

Company Contact:
Bob Ratliff
Vice President and Chief Financial Officer
IPSCO
Tel. (630) 810-4769 Release #03-08


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